UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

BRICKELL BIOTECH, INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

10802T105
(CUSIP Number)

February 20, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 10802T105		Page 2 of 13
1	NAMES OF REPORTING PERSONS Lincoln Park Capital Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 965,723
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 965,723
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,723
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP NO. 10802T105		Page 3 of 13
1	NAMES OF REPORTING PERSONS Lincoln Park Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 965,723
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 965,723
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,723
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP NO. 10802T105		Page 4 of 13
1	NAMES OF REPORTING PERSONS Rockledge Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 965,723
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 965,723
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,723
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. 10802T105		Page 5 of 13
1	NAMES OF REPORTING PERSONS Joshua B. Scheinfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 965,723
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 965,723
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,723
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 10802T105		Page 6 of 13
1	NAMES OF REPORTING PERSONS Alex Noah Investors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 965,723
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 965,723
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,723
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. 10802T105		Page 7 of 13
1	NAMES OF REPORTING PERSONS Jonathan I. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 965,723
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 965,723
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,723
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 10802T105	Page 8 of 13
Item 1.
(a)	Name of Issuer:
Brickell Biotech, Inc., a Delaware corporation (“Issuer”)
(b)	Address of Issuer’s Principal Executive Offices:
5777 Central Avenue
Suite 102
Item 2.
(a)	Name of Person Filing:
Lincoln Park Capital Fund, LLC (“LPC Fund”)
Lincoln Park Capital, LLC (“LPC”)
Rockledge Capital Corporation (“RCC”)
Joshua B. Scheinfeld (“Mr. Scheinfeld”)
Alex Noah Investors, Inc. (“Alex Noah”)
Jonathan I. Cope (“Mr. Cope” and, collectively with LPC Fund, LPC, RCC, Mr. Scheinfeld and Alex Noah, the “Reporting Persons”)
(b)	Address of Principal Business Office, or if None, Residence:
The address of the principal business office of each of the Reporting Persons is:
440 North Wells, Suite 410
Chicago, Illinois 60654
(c)	Citizenship:
LPC Fund is an Illinois limited liability company
LPC is an Illinois limited liability company
RCC is a Texas corporation
Mr. Scheinfeld is a United States citizen

SCHEDULE 13G

CUSIP NO. 10802T105	Page 9 of 13

Alex Noah is an Illinois corporation
Mr. Cope is a United States citizen
(d)	Title of Class of Securities:
Common Stock, $0.01 par value (“Common Stock”)
(e)	CUSIP Number:
10802T105
Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ______________________

 SCHEDULE 13G

CUSIP NO. 10802T105	Page 10 of 13

Item 4.    Ownership.

Reporting person	Amount beneficially owned[1]:	Percent of class[2]:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote[3]:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of3:
Lincoln Park Capital Fund, LLC	965,723	9.99%	0	965,723	0	965,723
Lincoln Park Capital, LLC	965,723	9.99%	0	965,723	0	965,723
Rockledge Capital Corporation	965,723	9.99%	0	965,723	0	965,723
Joshua B. Scheinfeld	965,723	9.99%	0	965,723	0	965,723
Alex Noah Investors, Inc.	965,723	9.99%	0	965,723	0	965,723
Jonathan I. Cope	965,723	9.99%	0	965,723	0	965,723

1	Represents (i) 950,000 shares of Common Stock purchased by LPC Fund directly from the Issuer in a in a private placement transaction completed on February 20, 2020 (the “Private Placement”), representing approximately 9.17% of the outstanding shares of Common Stock as of February 20, 2020 (based on information provided by the Issuer stating that there were a total of 9,652,261 shares of Common Stock outstanding as of February 20, 2020 giving effect to the issuance of an aggregate of 950,000 shares of Common Stock to LPC Fund in the Private Placement), and (ii) 15,723 shares of Common Stock underlying a currently exercisable warrant also purchased by LPC Fund directly from the Issuer in the Private Placement (the “Series A Warrant”), representing the approximate maximum number of shares (in addition to the 950,000 outstanding shares of Common Stock referred to in clause (i) above) that may be acquired by LPC Fund upon exercise of the Series A Warrant without exceeding the 9.99% beneficial ownership limitation contained in such Series A Warrant. The number of shares of Common Stock beneficially owned excludes an aggregate of 2,147,117 shares of Common Stock, consisting of (i) an aggregate of 590,697 shares of Common Stock underlying the Series A Warrant purchased by LPC Fund in the Private Placement which, as of the date of this statement, may not be issued to LPC Fund upon exercise of the Series A Warrant because the issuance of any such shares to LPC Fund would cause the Reporting Persons to exceed the 9.99% beneficial ownership limitation contained in such warrants, and (ii) 1,556,420 shares of Common Stock underlying a warrant also purchased by LPC Fund directly from the Issuer in the Private Placement (the “Series B Warrant”) because the Series B Warrant cannot be exercised prior to August 20, 2020, which is more than 60 days after the date this statement was filed with the Securities and Exchange Commission (the “SEC”). The Series A Warrant is currently exercisable at a price of $0.01 per share (subject to adjustment as provided in the Series A Warrant), subject to a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the Series A Warrant to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder,) to exceed 9.99% of the outstanding Common Stock, and expires on February 20, 2025. The Series B Warrant may be exercised for a period of five years following the Initial Exercise Date at an exercise price of $1.16 per share (subject to adjustment as provided in the Series B Warrant), subject to a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the Series A Warrant to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock. The Series A Warrant and the Series B Warrant each include a customary “cashless” exercise provision, which may be used to acquire underlying shares of Common Stock if at the time of exercise an effective registration statement registering the resale of such shares under the Securities Act of 1933, as amended (the “Securities Act”), is not available to the warrant holder.

2	Based on the information provided by the Issuer to LPC Fund in connection with the Private Placement, there was a total of 9,652,261 shares of Common Stock outstanding as of February 20, 2020, after giving effect to the issuance of an aggregate of 950,000 shares of Common Stock to LPC Fund in the Private Placement. Pursuant to Rule 13d-3(d)(1)(i) under the Act, the denominator used in the calculation for the percentage of class owned by the Reporting Persons, assumes the issuance of 15,723 shares of Common Stock underlying the Series A Warrant, representing the approximate maximum number of shares (in addition to the 950,000 outstanding shares of Common Stock referred to in the prior sentence) that may be acquired by LPC Fund upon exercise of the Series A Warrant without exceeding the 9.99% beneficial ownership limitation contained in such Series A Warrant. Therefore, as of the date of this statement, the Reporting Persons may be deemed to beneficially own an aggregate of 965,723 shares of Common Stock (as calculated pursuant to Section 13(d) of the Act, and Rule 13d-3 promulgated thereunder), representing 9.99% of the outstanding shares of Common Stock (based on such information regarding the outstanding shares of Common Stock supplied by the Issuer to LPC Fund).

3	Represents the total number of shares of Common Stock beneficially owned by the Reporting Persons as of the date of this statement (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder), as described in Footnote 1 above.

SCHEDULE 13G

CUSIP NO. 10802T105	Page 11 of 13

As of February 20, 2020, LPC Fund beneficially owned, directly, the following securities of the Issuer: (i) 950,000 shares of Common Stock, purchased by LPC Fund directly from the Issuer in the Private Placement, (ii) 7,248 shares of Common Stock are currently exercisable under the Series A Warrant to purchase up to 606,420 shares of Common Stock, which is currently exercisable at a price of $0.01 per share (subject to adjustment as provided in the Series A Warrant) and expires on February 20, 2025, due to a 9.99% beneficial ownership cap whereby only 15,723 shares of Common Stock are currently exercisable and (iii) 0 shares of Common Stock are currently exercisable under the Series B Warrant to purchase up to 1,556,420 shares of Common Stock at a price of $1.16 per share (subject to adjustment as provided in the Series B Warrant ), which is not exercisable until the Initial Exercise Date and may be exercised for a period of five years following the Initial Exercise Date, due to a 9.99% beneficial ownership cap. In addition to the limitations under the beneficial ownerships cap, pursuant to Rule 13d-3(d)(1)(i) under the Act, as of February, 2020, LPC Fund does not beneficially own the 1,556,420 shares of Common Stock underlying the Series B Warrant because the Series B Warrant cannot be exercised prior to the Initial Exercise Date of August 20, 2020 and, therefore, none of the shares of Common Stock underlying the Series B Warrant may be acquired by LPC Fund within 60 days of the date this statement was filed with the SEC. The Series A Warrant and the Series B Warrant each include a customary “cashless” exercise provision, which may be used to acquire underlying shares of Common Stock if at the time of exercise an effective registration statement registering the resale of such shares under the Act is not available to the warrant holder.

LPC is the Managing Member of LPC Fund. RCC and Alex Noah are the Managing Members of LPC. Mr. Scheinfeld is the president and sole shareholder of RCC, as well as a principal of LPC. Mr. Cope is the president and sole shareholder of Alex Noah, as well as a principal of LPC. As a result of the foregoing, Mr. Scheinfeld and Mr. Cope have shared voting and shared investment power over the shares of Common Stock of the Issuer held directly by LPC Fund.

Pursuant to Section 13(d) of the Act and the rules thereunder, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned directly by LPC Fund.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Pursuant to Rule 13d-4 of the Act, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope disclaims beneficial ownership of the shares of Common Stock of the Issuer held directly by LPC Fund.

SCHEDULE 13G

CUSIP NO. 10802T105	Page 12 of 13

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 10802T105	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2020

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY:	LINCOLN PARK CAPITAL, LLC		BY:	ROCKLEDGE CAPITAL CORPORATION

BY:	ROCKLEDGE CAPITAL CORPORATION

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Joshua B. Scheinfeld
	Name:	Joshua B. Scheinfeld		Name:	Joshua B. Scheinfeld
	Title:	President		Title:	President

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY:	LINCOLN PARK CAPITAL, LLC		BY:	ALEX NOAH INVESTORS, INC.

BY:	ALEX NOAH INVESTORS, INC.

By:	/s/ Jonathan I. Cope		By:	/s/ Jonathan I. Cope
	Name:	Jonathan I. Cope		Name:	Jonathan I. Cope
	Title:	President		Title:	President

ROCKLEDGE CAPITAL CORPORATION			ALEX NOAH INVESTORS, INC.

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

JOSHUA B. SCHEINFELD			JONATHAN I. COPE

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement